Exhibit 99.1

                                                           PRESS RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com




                       Tikcro Sends Letter to Shareholders

Tel Aviv, Israel, November 13, 2007 -- Tikcro Technologies Ltd. (OTC BB: TIKRF) today announced the mailing of the following letter to all Tikcro shareholders:
                                                   November 13, 2007

Dear Fellow Shareholders:

I am writing to update you on the efforts of your Board of Directors to maximize shareholder value and to address some public comments recently made in a letter from a shareholder of Tikcro.

Our Course of Action

As you know, Tikcro sold all of its operating assets in April 2003. Since then, we have explored various alternatives and business opportunities. To date, Tikcro has evaluated numerous potential business combinations and other opportunities with a variety of companies. Our goal has always been to explore the best course of action for Tikcro that would maximize shareholder value in the long run.

Consistent with our goal, we explored several potentially interesting opportunities in the past years and engaged in extensive due diligence and negotiations in 2007 in connection with two of these opportunities. One involved a company with which we had signed a letter of intent. However, we decided to terminate the discussions due to the discovery of certain information during the course of our due diligence review. Thereafter, we became actively involved in negotiating another potentially attractive acquisition opportunity. Ultimately, the target's board of directors decided to pursue other financing alternatives.

The Reality about Management's Efforts and its Compensation

We were disappointed to learn from comments made by that certain shareholder that there is a perception that management is over paid. In reality, the facts demonstrate that the opposite is the case.

Since May 2003, I have served as Tikcro's Chief Executive Officer for no compensation, and our four directors (including myself) have received compensation of only $1,000 per Board meeting. (Our two statutory outside directors also receive 11,000 stock options per year at the market price of Tikcro's shares at the time of shareholder approval.) During this period, Tikcro had no officers or employees on its payroll. All the work on potential transactions was accomplished under the direction of Eric Paneth, who is also a large shareholder and director of Tikcro, and me without any compensation to us.

We imposed strict financial discipline at Tikcro which, combined with the lack of employee compensation expense, preserved Tikcro's primary asset, its cash. As a result, Tikcro's cash position has increased over the past several years. With respect to compensation, and further to comments made by the shareholder, I would like to clarify the basis for the Board's proposal last year to grant stock options to Eric Paneth and to me, a proposal that was ultimately withdrawn by us. The proposal involved the grant to Eric and me of stock options at Tikcro's market price on the date of grant that would vest only if there was significant increase in the price of Tikcro's shares. While Eric and I ultimately decided to waive this proposal, it is important for our shareholders to understand the rationale and terms of this proposal.

The Board appreciated that our efforts on behalf of Tikcro were performed without any compensation to us. Because Eric and I did not want to receive any compensation unless we succeeded in significantly enhancing shareholder value, the Board created a proposal to grant us contingent stock options that would be linked to significant increases in Tikcro's share price.

In his letter, the shareholder stated that these options were to be issued at "a price that was significantly below the cash value of Tikcro's ordinary shares." In reality, the options were to be granted at the market price of Tikcro's shares at the time of shareholder approval. Also, the shareholder failed to mention in his letter that vesting of the options would have occurred in three installments, only on the condition that the market price of Tikcro's shares would have increased by 200%, 300% and 400%, respectively.

It is quite amazing that the shareholder felt the need to discuss and misconstrue a proposal that was ultimately withdrawn. We just want to set the record straight.

Shareholder's Proposed Transaction

In his letter, the shareholder referred to a particular transaction that he had introduced to Tikcro. Your Board of Directors gave serious consideration to that proposed transaction and tried to negotiate terms that would be satisfactory to Tikcro. However, the other party was inflexible, and your Board decided in good faith to terminate the discussions.

Going Forward

Going forward, we are still committed to maximize shareholder value and explore strategic alternatives that are in the best interests of Tikcro's shareholders. We will continue to diligently explore the best course of action for Tikcro, including attempting to merge or effect a business combination with another company or to acquire minority stakes in one or more operating companies. We continue to seek opportunities that will benefit all of Tikcro's shareholders and look forward to your continued support.

                                        Very truly yours,

                                        Izhak Tamir
                                        Chairman of the Board
                                        and Chief Executive Officer
About Tikcro Technologies:
Until the closing of the Assets Transaction with STMicroelectronics in 2003, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.